Mail Stop 4561

December 11, 2006

Charles C. Best
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, CA 93012

       Re: Interlink Electronics, Inc.
              Form 10-K for the Fiscal Year Ended
              December 31, 2005
              Filed July 24, 2006
              File No. 000-21858

Dear Mr. Best:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 28

1.   We note the revisions to your financial statements for the years ended December 31, 2004 and 2003 as well as footnote 15 on page F-22 titled, "Material Adjustments". Tell us how your auditors considered including a reference in their audit report to the footnote describing the restatement. We refer you to AU 561.06.

Charles C. Best
Interlink Electronics, Inc.
December 11, 2006
Page 2

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

2.   We note in your business section on page 6 and in your MD&A on page 25 that
        you develop and sell software combined with your hardware. For these sales,
        help us better understand the nature of these products and whether these
        arrangements contain multiple elements, including post contract support. In this
        regard, tell us whether this software is more than incidental to the hardware and
        how you considered the guidance under EITF 03-5 in determining whether such
        sales are within the scope of SOP 97-2. Additionally, tell whether you sell this
        software without your hardware and if so, tell us whether you are recognizing
        revenue related to such sales under SOP 97-2 and how your accounting complies
        with this guidance. Furthermore, quantify the amount of revenue recognized from
        the sale of this software for each year presented, including the periods included in
        the most recent Form 10-Q.

3.   We note you offer certain distributors in the business communications-branded
        market and some of your Japanese OEM customers payment terms as long as 180
        days when you generally offer 30-day payment terms. Tell us how you recognize
        revenue on contracts that involve extended payment terms and tell us whether you
        have a history of successfully collecting under your original terms without
        making concessions.

Certifications

4.   We note in your certifications here and in your subsequent certifications included
        in your quarterly reports on Forms 10-Q your reference to the "annual" or
        "quarterly" report in paragraphs two and four. In future filings, the certifications
        should be revised so as to not include the reference to the "annual" or "quarterly"
        report in these paragraphs. Tell us how you intend to comply with Exchange Act
        Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item
        601(b)(31) of Regulation S-K by removing such references.

General

5.   We note that the Company filed a Form S-8 on August 23, 2005. Tell us what
        consideration your independent auditors gave to including a consent in the
        Company's Form 10-K for incorporation of their audit opinion in the open
        registration statement.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief